Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
November 9, 2011	NYSE: SLW

SILVER WHEATON ANNOUNCES DIVIDEND TRIPLES IN CURRENT
QUARTER BASED ON NEW DIVIDEND POLICY LINKED TO
OPERATING CASH FLOWS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce that its Board of Directors has adopted a new dividend policy that links quarterly dividend payments to operating cash flows in the prior quarter. Commencing immediately, the quarterly dividend per common share will be equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent.

Silver Wheaton’s revenues are primarily derived from the sale of silver, with its operating cash costs essentially fixed at approximately US$4 for every ounce of silver sold. This allows for greater predictability in cash generated from operating activities relative to traditional mining companies.

Based on the new policy, the Board of Directors has declared its fourth quarterly cash dividend for 2011 of US$0.09 per common share. The quarterly dividend will be paid to holders of record of its common shares as of the close of business on November 23, 2011, and will be distributed on or about December 5, 2011.

“We are pleased to establish a unique and sustainable dividend policy that allows our shareholders to further benefit from increasing silver prices, as well as Silver Wheaton’s sector leading production growth profile,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “Our new policy allows us to return a meaningful portion of our cash flows to our shareholders, with the current quarterly dividend tripling from previous levels. Importantly, it also provides us with the cash flows required to continue creating long-term shareholder value by acquiring further high-quality and accretive silver streams.”

The declaration and payment of dividends remains at the discretion of the Board and will depend on the Company’s cash requirements, future prospects and other factors deemed relevant by the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com